SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 ---------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             LIGHTPATH TECHNOLOGIES
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


            Delaware                                             86-0708398
--------------------------------------------------------------------------------
(State of incorporation or organization                         IRS Employer

6820 Academy Parkway E., N.E. Albuquerque, NM                       87109
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(Address of principal executive officer)                          (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                    Name of each exchange on which
        to be so registered                    each class is to be registered
        -------------------                    ------------------------------

                None                                        None

        Securities to be registered pursuant to Section 12(g) of the Act:


             Series D Participating Preferred Stock Purchase Rights
--------------------------------------------------------------------------------
                                (Title of Class)



                                                    Total Number of Pages -- 57
                                                   Index to Exhibits at page - 6

Item 1.           Description of Securities to be Registered
                  ------------------------------------------

         On February 25, 1998, the Board of Directors of LightPath Technologies, Inc. (the "Company") declared a dividend distribution of a right to purchase (a "Right") one share of Series D Participating Preferred Stock for each outstanding share of Class A Common Stock, $0.01 par value (the "Common Shares"), of the Company. The dividend is payable on May 1, 1998 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series D Participating Preferred Stock, $.01 par value, of the Company (the "Preferred Shares"), subject to adjustment, at a price of $35.00 per share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of May 1, 1998 between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

         The following is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights to Purchase Preferred Stock to be provided to stockholders of the Company, is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates
---------------------------------------------

         The Rights will not be exercisable until the Distribution Date (defined below), certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender or transfer of any certificates evidencing Common Shares, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date
-----------------

         The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (an
"Acquiring Person") or (ii) 10 business days (or such later date as may be determined by a majority of the Continuing Directors (defined as those persons serving as a director prior to May 1, 1998 or persons subsequently elected or appointed as directors upon the recommendation of such directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

Issuance of Rights; Certificates; Expiration of Rights
------------------------------------------------------

         As soon as practicable following the Distribution Date, separate Rights certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on February 25, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company or expire upon consummation of certain mergers, consolidations or sales of assets, as described below.

Initial Exercise of the Rights
------------------------------

         Following the Distribution Date, and until the occurrence of one of the subsequent events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $35.00 per Right, one one-hundredth of a Preferred Share.

Right to Buy Common Shares at Half Price
----------------------------------------

         Unless the Rights are earlier redeemed or exchanged, in the event that an Acquiring Person becomes such, other than pursuant to a tender offer or exchange offer which is made for all of the outstanding Common Shares and approved by two-thirds of the Continuing Directors after determining that the offer is both adequate and otherwise in the best interests of the Company and its stockholders (a "Qualifying Offer"), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event described above until such time as the Rights are no longer redeemable by the Company as set forth below. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company may instead substitute cash, assets or other securities for the Common Shares into which the Rights would have otherwise been exercisable.

Right to Buy Acquiring Company Stock at Half Price
--------------------------------------------------

         Similarly, unless the Rights are earlier redeemed or exchanged, in the event that, after the Stock Acquisition Date (as defined below), (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which the Company's outstanding Common Shares are changed or exchanged for stock or assets of another person or
(ii) 50% or more of the Company's consolidated assets or earning power are sold (other than through transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Qualifying Offer, in which case the Rights will expire).

Adjustments to Prevent Dilution
-------------------------------

         The Purchase Price payable, the number of Rights and the number of Preferred Shares, Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Rights and Preferences of the Preferred Shares
----------------------------------------------

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share shall accrue quarterly dividends payable in cash in an amount equal to the greater of (a) $10.00 or (b) 100 times the per share amount of all cash and noncash dividends since the preceding Quarterly Dividend Payment Date. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share plus all accrued but unpaid dividends and, depending upon the amount of proceeds to be distributed, will share with the holders of the Common Shares in such distribution. Each Preferred Share will have one vote, voting together with the Common Shares. These rights are protected by customary anti-dilution provisions.

         Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

Redemption
----------

         At any time on or prior to the close of business on the earlier of (i) the 10th business day following the acquisition by an Acquiring Person (the "Stock Acquisition Date") of 20% or more of the Company's outstanding Common Shares or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right ("Redemption Price").

No Shareholders' Rights Prior to Exercise
-----------------------------------------

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement
-----------------------------

         The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Certain Anti-takeover Effects
-----------------------------

         The Rights approved by the Board of Directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive a corporation's board of directors and its stockholders of any real opportunity to determine the destiny of the corporation. The Rights have been declared by the Board of Directors in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

         The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights are not exercisable in the event of a Qualifying Offer, as described above. The Rights may be redeemed by the Company at $0.01 per Right within 10 business days (or such later date as may be determined by a majority of the Continuing Directors) after the accumulation of 20% or more of the Company's outstanding Common Shares by a single acquirer or group. Accordingly, the Rights should not preclude any merger or business combination approved by the Board of Directors. Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no immediately dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.           Exhibits
                  --------

                  (1) Rights Agreement, dated as of May 1, 1998, between LightPath Technologies, Inc. and Continental Stock Transfer & Trust Company, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          LIGHTPATH TECHNOLOGIES, INC.



Date:  April 28, 1998                     By:  /s/ Donald Lawson
                                             -----------------------------------
                                                   Donald Lawson, President and
                                                   Chief Executive Officer

                          LIGHTPATH TECHNOLOGIES, INC.

                       REGISTRATION STATEMENT ON FORM 8-a

                                  EXHIBIT INDEX


                                                              Page Number Under
Exhibit                                                     Sequential Numbering
  No.                      Exhibit                                 System
  ---                      -------                                 ------

   1        Rights Agreement, dated as of May1, 1998               Page 7
            between LightPath Technologies, Inc. and
            Continental Stock Transfer & Trust Company,
            including the Certificate of Designation, the
            form of Rights Certificate and the Summary of
            Rights attached thereto as Exhibits A, B and C,
            respectively.
                                       6